CRT Capital Group LLC

262 Harbor Drive

Stamford, Connecticut 06902

June 12, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:                                         Jay Ingram, Legal Branch Chief

Sherry Haywood, Staff Attorney

Re:                             BioPharmX Corporation

Withdrawal of Request for Acceleration of Effectiveness of Registration Statement

Registration Statement on Form S-1 (File No. 333-203317)

Dear Mr. Ingram:

Reference is made to our letter, filed as correspondence via EDGAR on June 8, 2015, in which we, as representative of the several underwriters of BioPharmX Corporation’s (the “Registrant”) proposed public offering of common stock, joined the Registrant’s request for acceleration of the effective date of the above-referenced Registration Statement for June 10, 2015, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended. The Registrant is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

[Signature page follows]

Very truly yours,

CRT CAPITAL GROUP LLC

Acting severally on behalf of themselves and the several underwriters

By:	CRT CAPITAL GROUP LLC

By:	/s/ Justin Vorwerk
	Name:	Justin Vorwerk
	Title:	Managing Director

SIGNATURE PAGE TO ACCELERATION REQUEST WITHDRAWAL LETTER